BROWN & WOOD, LLP
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                             TELEPHONE: 212-839-5300
                             FACSIMILE: 212-839-5599

                                            April 24, 1998

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Attention:  Division of Investment Management

Re:  Merrill Lynch Technology Leaders Fund, Inc.
     File Nos. 333-48929, 811-08721
     Registration Statement on Form N-1A

Ladies and Gentlemen:

     On behalf of Merrill Lynch Technology Leaders Fund, Inc. (the "Fund"), we hereby request that a delaying amendment be added to the Registration Statement of the Fund.

     The Registration Statement was filed under the Securities Act of 1933, as amended (the "Securities Act") on March 31, 1998. The accession number for that filing was 0000905148-98-000595. Due to error, the Registration Statement was filed under the Investment Company Act of 1940, as amended, (the "1940 Act") on April 16, 1998. The accession number for that filing was 0000905148-98-000789. In a separate correspondence, we have requested that the date of the 1940 Act filing be adjusted from April 16, 1998 to March 31, 1998.

     As originally filed, the Registration Statement included the following language on the facing sheet:

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Although the correct delaying language was included on the facing sheet, the correct EDGAR tag requesting that the effectiveness be delayed was inadvertently omitted from the submission header. We respectfully request that this correspondence serve to correct that error, and that the effectiveness of the Registration Statement be delayed.

     Please direct any communications relating to this filing to the undersigned at (212) 839-5671.


                                                  Very truly yours,


                                                  /s/ Elizabeth Keeley
Enclosures